EXHIBIT 12.2
PROLOGIS
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED SHARE DIVIDENDS
(Dollar amounts in thousands)

	Nine months ended
	September 30,		Year ended December 31,
	2008	2007	2007	2006	2005	2004	2003
Earnings from continuing operations	$463,843	$889,742	$987,139	$712,813	$300,062	$215,621	$231,765

Add (Deduct):

Minority interest	(4,510)	2,751	6,003	3,457	5,243	4,875	4,959

Income taxes	68,579	64,659	68,899	30,528	26,892	43,562	15,374

Interest expense	252,587	287,255	368,065	294,403	177,562	152,551	154,427

Earnings, as adjusted	$780,499	$1,244,407	$1,430,106	$1,041,201	$509,759	$416,609	$406,525

Combined fixed charges and preferred share dividends:

Interest expense	$252,587	$287,255	$368,065	$294,403	$177,562	$152,551	$154,427

Capitalized interest	122,175	83,897	125,382	97,297	63,885	37,388	36,425

Total fixed charges	374,762	371,152	493,447	391,700	241,447	189,939	190,852

Preferred share dividends	19,071	19,065	25,423	25,416	25,416	25,746	30,485

Combined fixed charges and preferred share dividends	$393,833	$390,217	$518,870	$417,116	$266,863	$215,685	$221,337

Ratio of earnings, as adjusted to combined fixed charges and preferred share dividends	2.0	3.2	2.8	2.5	1.9	1.9	1.8